CUSIP No. 262432-10-7	Page 1 of 5

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 12)

EVI Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.025
(Title of Class of Securities)

262432107
(CUSIP Number)

Joseph Walsh, Esq.
Troutman Sanders LLP
875 Third Avenue
New York, New York 10022
212-704-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262432-10-7	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael S. Steiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,100
	8	SHARED VOTING POWER 250,000 (1)
	9	SOLE DISPOSITIVE POWER 250,100
	10	SHARED DISPOSITIVE POWER 250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 500,100(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
____________________________
(1)  Consists of 250,000 shares of the Company’s common stock held directly by the Reporting Person’s spouse.
(1)  Consists of (i) 250,100 shares of the Company’s common stock held directly by the Reporting Person and (ii) 250,000 shares of the Company’s common stock held directly by the Reporting Person's spouse.
(3) Based on 11,887,966 issued and outstanding shares of the Company’s common stock as of February 3, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 10, 2020.

CUSIP No. 262432-10-7	Page 3 of 5

Item 1	Security and Issuer

Item 1 of the Prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) relates to the Common Stock, $.025 par value (the “Common Stock”), of EVI Industries, Inc., a Delaware corporation (the “Issuer” or the “Company”), and amends and supplements the Schedule 13D originally filed by Michael S. Steiner (the “Reporting Person”) on November 9, 1998, as amended by Amendment No. 1 filed on January 20, 2000, Amendment No. 2 filed on July 27, 2004, Amendment No. 3 filed on December 29, 2004, Amendment No. 4 filed on December 7, 2005, Amendment No. 5 filed on May 2, 2008, Amendment No. 6 filed on December 24, 2008, Amendment No. 7 filed on December 30, 2008, Amendment No. 8 filed on October 13, 2011, Amendment No. 9 filed on March 6, 2012, Amendment No. 10 filed on December 9, 2014 and Amendment No. 11 filed on March 9, 2015 (as amended, the “Prior Schedule 13D”).  Except as otherwise specified in this Amendment No. 12, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Prior Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D. As set forth in this Amendment No. 12, on December 6, 2016, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 12 represents the final amendment to the Prior Schedule 13D and constitutes an exit filing for the Reporting Person.

The address of the Issuer’s principal executive offices is 4500 Biscayne Blvd., Suite 340, Miami, Florida 33137.

Item 2	Identity and Background

Item 2 of the Prior Schedule 13D is hereby amended and restated in its entirety to read as

“(a)-(c) This Schedule 13D is being filed by Michael S. Steiner, a Florida resident. The Reporting Person serves as President of Steiner-Atlantic Corp., a wholly owned subsidiary of the Issuer. The Reporting Person’s business address is Steiner-Atlantic Corp., 290 N.E. 68 Street, Miami, Florida 33138.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

CUSIP No. 262432-10-7	Page 4 of 5

Item 5	Interest in Securities of the Issuer

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a) and (b) As of March 2, 2020, the Reporting Person was the beneficial owner of the following shares of the Issuer’s Common Stock:

Amount Beneficially Owned(1):	500,100
Percent of Class	4.2%
Sole Voting Power(1)	250,100
Shared Voting Power(2)	250,000
Sole Dispositive Power(1)	250,100
Shared Dispositive Power (2)	250,000
__________________________
(1)  Consists of 250,000 shares of the Company’s common stock held directly by the Reporting Person's spouse.
(2)  Consists of (i) 250,100 shares of the Company’s common stock held directly by the Reporting Person and (ii) 250,000 shares of the Company’s common stock held directly by the Reporting Person's spouse.

(c) Schedule A sets forth all transactions by the Reporting Person with respect to shares of Common Stock since the filing of Amendment No. 11 to the Reporting Person’s Schedule 13D on March 9, 2015.
(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.
(e) As a result of the transactions described herein and the issuance by the Issuer of additional shares of Common Stock by the Issuer, on December 6, 2016, the Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 12 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.”

CUSIP No. 262432-10-7	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2020
/s/ Michael S. Steiner
Michael S. Steiner

SCHEDULE A

Name	Date of Transaction	Amount of Securities	Price per Share	Type of Transaction
Michael S. Steiner	December 6, 2016	32,476	$13.53(1):	Open Market
Michael S. Steiner	December 6, 2016	54,824	$14.67(2):	Open Market
Michael S. Steiner	December 6, 2016	2,700	$15.28(3):	Open Market
Michael S. Steiner	December 8, 2016	4,625	$13.26(4):	Open Market
Michael S. Steiner	December 14, 2016	625	$13.45	Open Market
Michael S. Steiner	December 15, 2016	4,750	$14.00	Open Market
Michael S. Steiner	February 18, 2020	250,000	$0	Gift
_______________
(1)  Represents the weighted average sales price. These shares were sold in multiple transactions at prices ranging from $13.05 per share to $14.04 per share, inclusive.
(2)  Represents the weighted average sales price. These shares were sold in multiple transactions at prices ranging from $14.05 per share to $15.04 per share, inclusive.
(3)  Represents the weighted average sales price. These shares were sold in multiple transactions at prices ranging from $15.05 per share to $15.50 per share, inclusive.
(4)  Represents the weighted average sales price. These shares were sold in multiple transactions at prices ranging from $13.15 per share to $13.49 per share, inclusive.